As filed with the Securities and Exchange Commission on _July 20, 2007
                                                      Registration No. 333-11666
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
    THE SECURITIES ACT OF 1933, AS AMENDED FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                      CIBA SPECIALTY CHEMICALS HOLDING INC.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                   Switzerland
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043

                                 (212) 816-6690

       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940

            (Name, address, including zip code, and telephone number,
                    including area code of agent for service)

                        --------------------------------
                                   Copies to:

      Philip Gelston, Esq.                      Patricia Brigantic, Esq.
      Cravath, Swaine & Moore                   Citibank, N.A.
      825 Eighth Avenue                         388 Greenwich Street, 17th Floor
      New York, New York 10016                  New York, New York 10013

               --------------------------------------------------

        It is proposed that this filing become effective under Rule 466:
                           (check the appropriate box)
                          |X| immediately upon filing.
                          |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

--------------------------------------------------------------------------------

      This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                                                                Location in Form of American
-----------------------                                                                Depositary Receipt ("Receipt"")
                                                                                       Filed Herewith as Prospectus
                                                                                       ----------------------------
1.    Name of depositary and address of its principal executive office                 Face of Receipt - Introductory Paragraph

2.    Title of Receipts and identity of deposited securities                           Face of Receipt - top center

      Terms of Deposit:

      (i)   The amount of deposited securities represented by one American             Face of Receipt - upper right corner
            Depositary Share

      (ii)  The procedure for voting, if any, the deposited securities                 Reverse of Receipt - Paragraphs (16) and (17)

      (iii) The collection and distribution of dividends                               Reverse of Receipt - Paragraph (14)

      (iv)  The transmission of notices, reports and proxy soliciting material         Face of Receipt - Paragraph (13)
                                                                                       Reverse of Receipt - Paragraphs (16) and (17)

      (v)   The sale or exercise of rights                                             Reverse of Receipt - Paragraphs (14) and (16)

      (vi)  The deposit or sale of securities resulting from dividends, splits         Face of Receipt - Paragraphs (3) and (7)
            or plans of reorganization                                                 Reverse of Receipt - Paragraphs (14) and (18)

      (vii) Amendment, extension or termination or the deposit agreement               Reverse of Receipt - Paragraphs (22) and (23)
                                                                                       (no provision for extension)

      (viii) Rights of holders of Receipts to inspect the transfer books of the        Face of Receipt - Paragraph (13)
            depositary and the list of holders of Receipts

      (ix)  Restrictions upon the right to deposit or withdraw the underlying          Face of Receipt - Paragraphs (2), (3), (4),
            securities                                                                 (6), (7), (9) and (10)

      (x)   Limitation upon the liability of the depositary                            Face of Receipt - Paragraph (7)
                                                                                       Reverse of Receipt - Paragraphs (19) and (20)

3.    Fees and charges which may be imposed directly or indirectly against             Face of Receipt - Paragraph (10)
      holders of Receipts

Item 2.  AVAILABLE INFORMATION                                                         Face of Receipt - Paragraph (13)

      The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b), the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market, and to translate the information so published into English in accordance with the instructions to Rule 12g3-2(e). The Company has specified in the Form 15F the internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with and submit to the Commission certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      THE PROSPECTUS CONSISTS OF THE PROPOSED FORM OF AMERICAN DEPOSITARY RECEIPT INCLUDED AS EXHIBIT A TO THE FORM OF AMENDMENT NO. 1 TO THE SECOND AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (a)(i) TO THIS POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM F-6, WHICH IS INCORPORATED HEREIN BY REFERENCE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among, Ciba Specialty Chemicals Holding Inc. (the "Company"), Citibank, N.A. as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit (a)(i).

            (a)(ii) Second Amended and Restated Deposit Agreement, dated as of August 2, 2000, by and among, the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit (a)(ii).

            (a)(iii) Amended and Restated Rule 144A Deposit Agreement, dated as of March 16, 2000, by and among the Company, the Depositary, and the Holders of Rule 144A American Depositary Receipts issued thereunder.*

            (b) Supplementary Letter Agreement, dated as of August 2, 2000, by and between the Company and the Depositary, on the subject of the termination of the Rule 144A Deposit Agreement. - Filed herewith as Exhibit (b).

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

            (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered.*

            (e) Rule 466 Certification. - Filed herewith as Exhibit (e).

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.

Item 4. UNDERTAKINGS

            a) The Depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

----------
* Previously filed and incorporated by reference to Registration Statement on Form F-6, registration number 333-11666.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement dated as of August 2, 2000, as proposed to be amended by Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among Ciba Specialty Chemicals Holding Inc., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of July, 2007.

                                                Legal entity created by the
                                                Second Amended and Restated
                                                Deposit Agreement, dated as of
                                                August 2, 2000, as amended from
                                                time to time for the issuance of
                                                American Depositary Receipts
                                                evidencing American Depositary
                                                Shares ("ADS"), each ADS
                                                representing one-half (1/2) of
                                                fully-paid share, nominal value
                                                1 Swiss Franc per share, of Ciba
                                                Specialty Chemicals Holding Inc.

                                                CITIBANK, N.A., solely in its
                                                capacity as Depositary


                                                By: /s/ Teresa Loureiro-Stein
                                                    -------------------------
                                                Name: Teresa Loureiro-Stein
                                                Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Ciba Specialty Chemicals Holding Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Basel, Switzerland, on the 16th day of July, 2007.

                                           CIBA SPECIALTY CHEMICALS HOLDING INC.


                                           By: /s/ Armin Meyer
                                           -------------------
                                           Name: Armin Meyer
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer

                               POWERS OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas Koch and Juerg Fedier, to act as his true and lawful attorneys-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Post Effective Amendment No. 2 to Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 16, 2007.

Name                                            Title
----                                            -----


/s/ Armin Meyer                         Chairman of the Board and
--------------------------                      Chief Executive Officer
Armin Meyer


/s/ Juerg Fedier                        Chief Financial Officer
--------------------------                      (Principal Financial Officer)
Juerg Fedier


/s/ Niklaus Meier                       Group Controller
--------------------------                      (Principal Accounting Officer)
Niklaus Meier


/s/ Beat W. Hess                        Vice Chairman
--------------------------
Beat W. Hess


/s/ Utz-Hellmuth Felcht                 Director
--------------------------
Utz-Hellmuth Felcht


/s/ Erwin W. Heri                       Director
--------------------------
Erwin W. Heri

/s/ Gertrud Hohler                      Director
--------------------------
Gertrud Hohler

/s/ Jean-Marie Pierre Lehn              Director
--------------------------
Jean-Marie Pierre Lehn


/s/ Peter Littmann                      Director
--------------------------
Peter Littmann


/s/ Uli Sigg                            Director
--------------------------
Uli Sigg

/s/ Eric R. Finkelman                   Authorized Representative in
--------------------------                           the United States
Eric R. Finkelman
Vice President, General
Counsel & Secretary

                                Index to Exhibits

                                                                   Sequentially
Exhibit                Document                                    Numbered Page
-------                --------                                    -------------

(a)(i)                 Form of Amendment No. 1 to Second
                       Amended and Restated Deposit Agreement

(a)(ii)                Second Amended and Restated Deposit
                       Agreement, dated as of August 2, 2000

(b)                    Supplementary Letter Agreement, dated
                       as of August 2, 2000

(e)                    Certification under Rule 466